

10025610

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 49445

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____JANUARY 1, 2009_____AND ENDING_____DECEMBER 31, 2009_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VENTURE PARTNERS CAPITAL LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**FIRM ID. NO.
41463**

1224 MILL STREET, BLDG. A
(No. and Street)

EAST BERLIN   CT   06023
(CITY)   (state)   (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SAM OCCHIPINTI   1-800-828-3332
                   (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street   Newburyport   MA   01950-2755
(Address)   (City)   (State)   (ZIP Code)

CHECK ONE:
  XX Certified Public Accountant
    Public Accountant
    Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>Sam Occhipinti</u> swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of <u>Venture Partners Capital, LLC</u>, as of <u>December 31, 2009</u> are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

My Commission Expires
1/31/2015

This report** contains (check all applicable boxes):
- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
-    (f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
- X (g) Computation of Net Capital
-    (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- X (m) A copy of the SIPC Supplemental Report.
-    (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).



Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512   Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

To the Members
Venture Partners Capital, LLC
East Berlin, CT

In planning and performing my audit of the financial statements of Venture Partners Capital, LLC for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the

Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E. Karll CPA, P.C.

Harvey E Karll CPA, P.C.
Newburyport, MA
February 12, 2010

Venture Partners Capital, LLC

Audited Financial Statements

For The Year Ended December 31, 2009

Contents

Index
*****
***
*



Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512   Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

Venture Partners Capital, LLC
East Berlin, Connecticut

I have audited the accompanying statement of financial condition of Venture Partners Capital, LLC as of December 31, 2009, and the related statements of income, members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Venture Partners Capital, L.L.C. as of December 31, 2009 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA, P.C.
February 12, 2010

Venture Partners Capital, LLC
Statement of Financial Condition
December 31, 2009

Assets

Cash and cash equivalents	$ 25,091
Accounts receivable	1,953
Loans receivable – related parties and members	2,000
Securities owned:	
Restricted stock and warrants, at market value	
(cost $18,094)	10,220
Other, at market value(cost $1,000)	1,000
Office equipment at cost less	
accumulated depreciation of $59,638	–
	$ 40,264

Liabilities and Members' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 20,144
Members' Equity	20,120
	$ 40,264

Venture Partners Capital, LLC
Statement of Income
For The Year Ended December 31, 2009

Revenues
    Consulting fees $ 26,358
    Unrealized gains on securities owned   2,461

                                       28,819

Expenses:
    Expense sharing   4,200
    Regulatory expense   9,032
    Other operating expenses   16,176
    Loss on worthless securities   79,568

                                    108,976

Net Income (Loss)   ($ 80,157)
                                   =========

Venture Partners Capital, LLC
Statement of Members' Equity
For The Year Ended December 31, 2009

Members' Equity, Beginning of Year	$ 93,877
Capital Contributions	6,400
Net Income(Loss)	(80,157)
Members' Equity, at End of Year	$ 20,120

Venture Partners LLC
Statement of Cash Flows
Twelve Months Ended December 31, 2009

			Year To Date
Cash Provided from Operations			
Net Income (Loss)	($ 80,157)		
Adjustments			
Add:			
Depreciation		83	
Note Rec. - Laskous		2,000	
Accounts Payable		810	
Sales Tax Payable		971	
Unearned Revenue		4,732	
Prep'd Expense Liability		7,334	
Less:			
Accounts Receivable	(	1,953)	
Accrued Professional Fee	(	2,990)	
Cash from Operations			(69,170)
Cash Flows - Invested			
Investment Securities		79,568	
Unrealized Gain (Loss)	(	2,461)	
Investing Cash Flows			77,107
Cash Flows - Financing			
Members Capital Contribs		6,400	
Financing Cash Flows			6,400
Cash Increase (Decrease)			14,337
Cash - Beginning of Year			
Cash-Bank of America		10,754	
Total Beginning of Year			10,754
Cash on Statement Date			$ 25,091

Venture Partners Capital, LLC
Notes to Financial Statements
For the Year Ended December 31, 2009

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Venture Partners Capital, LLC, (the Company) was approved on July 29, 1997 as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware limited liability corporation conducting business in the state of Connecticut. The latest date on which the Company is to dissolve is December 31, 2046. The Company's revenue is primarily derived from providing investment banking services, which includes investment advisory services and participation in private placement offerings. The Company operates under the exemptive provisions of paragraph (k)(2)(i) of rule 15c3-3 of the Securities and Exchange Commission, which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activites as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers.

Income Taxes

The Company is classified as a partnership for federal income tax purposes and, therefore, the financial statements do not include a provision for income taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintaines its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2009 the company had $0 in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

Securities Owned

Marketable securities are valued at market value, based on last sales price for securities traded on a national exchange or last bid price for securities traded over-the counter. Restricted warrants and stock are valued, based on market quotations of related unrestricted stock, if available, or determined by the managing member.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with an original maturity of three months or less.

Fair Values of Financial Instruments

Financial Accounting Standards Board Statement No. 107 (SFAS No. 107), requires disclosure of the fair values of most on- and off-balance sheet financial instruments for which it is practicable to estimate that value. The scope of SFAS No. 107 excludes certain financial instruments, such as trade receivables and payables when the carrying value approximates the fair value, employee benefit obligations and All non-financial instruments, such as fixed assets. The fair value of the Company's assets and liabilities which qualify as financial instruments under SFAS No. 107 approximate the carrying amounts presented in the Statement of Financial Condition.

Depreciation

The fixed assets of the Company are recorded at cost. Depreciation is recorded on the straight-line basis over the estimated useful life of the related assets. Routine repairs and maintenance are expenses as incurred. The estimated lives of the Company's assets are as follows:

Office equipment   3-7 years

Depreciation expense for 2009 is $83.

Venture Partners Capital, LLC
Notes to Financial Statements
Year Ended December 31, 2009

Revenue Recognition

The Company receives cash, restricted stock and warrants in exchange for certain placement services rendered. Any restricted stock and warrants received are initially recorded as revenue, using the Company's estimate of fair value at the date of receipt. Subsequent changes in fair value are reflected as increases or decreases in fair value of securities owned.

2. NET CAPITAL

As a broker/dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $6,715 at December 31, 2009, which exceed required net capital of $5,000 by $1,450. The ratio of aggregate indebtedness to net capital at December 31, 2009 was 3.0 to 1.0.

3. CASH FLOWS

Cash paid for interest and income taxes is as follows:

Interest	$	0
Taxes	$	0

4. RELATED PARTY TRANSACTIONS

Loans receivable-related parties and members, at December 31, 2009 consist of demand loans receivable from one member which bears interest at 2%, $2,000.

Expenses include expense sharing fees of $4,200 in the year ended December 31, 2009, paid to a related party (Bril Corporation).

SUPPLEMENTARY INFORMATION

Venture Partners Capital, LLC
Schedule I
Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2009

NET CAPITAL

Total Members' Equity qualified for net capital $ 20,120

Deductions:

  Non Allowable Assets
    Receivable   3,953
    Securities owned -
      restricted stock and warrants   9,452   13,405

Net Capital Before Haircuts on Securities   6,715

  Haircuts on security positions:
    Other securities   265

    NET CAPITAL $ 6,450

Less: Capital Requirement   5,000

Excess Capital $ 1,450
                                                                                   =========
Aggregate Indebtedness $ 20,144
                                                                                   =========

Ratio: Aggregate indebtedness to net capital   3.0 to 1.0

There is no material difference between the unaudited net capital report on
Focus Report and the audited net capital.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Venture Partners Capital, LLC as of 12/31/09

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below; the section upon which such exemption is based:

A. (k)(1) business (mutual funds and/or variable annuities only) _____ 4550

B. (k)(2)(A)"Special Account for the exclusive benefit of customers"
            maintained   __X__ 4560

C. (k)(2)(ii)All customer transactions cleared through another
             broker-dealer on a fully disclosed basis
    Name of clearing firms   _____ 4570

Clearing Firm SEC#s	Name	Product Code
8-		[4335B]
[4335A]	[4335A2]	
8-		___[4335D]
[4335C]	[4335C2]	
8-		___[4335F]
[4335E]	[4335E2]	
8-		___[4335H]
[4335G]	[4335G2]	
8-		___[4335I]
[4335I]	[4335I2]	

D. (k)(3)Exempted by order of the Commission   _____ 4580

See Accountant's Report and Accompanying Notes
-10-